SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

⁪	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _________

Commission file number 2-93530

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE COMPANY

401k PLAN

107 Selden Street

Berlin, Connecticut 06037-1616

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES

One Federal Street, Building  111-4

Springfield, Massachusetts 01105

Financial Statements

The following financial statements are filed as a part of this annual report:

(a)

Financial Statements

1.

Financial statements of Northeast Utilities Service Company 401k Plan as of December 31, 2006 and 2005 and for the fiscal years ended December 31, 2006 and 2005, including the report of Deloitte & Touche LLP with respect thereto

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

Date 06/28/2007	By: /s/ Jean M. LaVecchia Jean M. LaVecchia Vice President-Human Resources Northeast Utilities Service Company

EXHIBIT INDEX

23.

Consents of Independent Accountants

Northeast Utilities Service Company

401k Plan

Together With the Report of Independent Registered Public

Accounting Firm

Financial Statements

As of and For The Years Ended December 31, 2006 and 2005

Supplemental Schedule

As of December 31, 2006

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 -

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2006	15

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Northeast Utilities Service Company 401k Plan

We have audited the accompanying statements of net assets available for benefits of Northeast Utilities Service Company 401k Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/	Deloitte & Touche LLP
Deloitte & Touche LLP

Hartford, Connecticut

June 22, 2007

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31

ASSETS:	2006	2005
Investments, at fair value:
Registered investment companies	$544,024,843	$504,423,243
Investment contracts held by insurance company	414,061,093	397,194,666
ESOP allocated Northeast Utilities common shares	154,225,501	113,446,199
ESOP unallocated Northeast Utilities common shares	42,224,596	39,830,999
Northeast Utilities Common Shares Fund	35,285,002	27,979,112
Loans receivable	10,249,308	10,206,286
Investment held by Brokerage Link	5,966,504	5,367,755
Intermediate Bond Fund	1,042,536	-
Cash and cash equivalents	1,449,293	1,112,105
Total investments	1,208,528,676	1,099,560,365

Receivables:
Employee contributions receivable	1,512,934	1,578,107
Employer contributions receivable	436,689	417,677
Receivable from Northeast Utilities	10,335,569	12,303,030
Total receivables	12,285,192	14,298,814

Total assets	1,220,813,868	1,113,859,179

LIABILITIES:
Notes payable to Northeast Utilities	37,702,871	50,005,907
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,183,110,997	1,063,853,272
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(9,577,578)	(13,081,006)
NET ASSETS AVAILABLE FOR BENEFITS	$1,173,533,419	$1,050,772,266

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31

	2006	2005
ADDITIONS:
Employee contributions (including rollover contributions)	$41,611,779	$44,912,084
Employer contributions	3,673,379	3,736,166
Employer contributions - ESOP	8,216,299	11,180,731
Total contributions	53,501,457	59,828,981

Net appreciation in the fair value of investments	78,239,405	18,945,976
Interest and dividend income	83,413,462	51,757,295
Total additions	215,154,324	130,532,252

DEDUCTIONS:
Distributions to participants	(89,133,696)	(55,640,016)
Interest expense	(3,215,544)	(4,264,016)
Administrative expenses	(43,931)	(28,288)
Total deductions	(92,393,171)	(59,932,320)
NET INCREASE	122,761,153	70,599,932

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	1,050,772,266	980,172,334

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$1,173,533,419	$1,050,772,266

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

PLAN DESCRIPTION

The following is a general description of the Northeast Utilities Service Company 401k Plan (the "Plan").  Participants should refer to the Plan document for a more complete description.

General - Northeast Utilities Service Company ("NUSCO"), on its behalf and that of other participating subsidiaries of Northeast Utilities ("NU") (together, the "Company"), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save on a regular and long-term basis.  Effective on January 1, 2006, the Plan was amended and restated for several items including an enhanced defined contribution feature (see Note 9 and Contributions, below).  The Plan is a defined contribution plan that consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan ("ESOP") within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in NU common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan.  The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity mutual funds, NU common shares, rolling over all or a portion of their Plan balances into an IRA or other accepting employer qualified plan or in cash through in-service withdrawals of certain amounts.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan for which a matching contribution is provided in NU common shares and cash (see Contributions).  The allocation of NU common shares to the ESOP portion of a participant’s account occurs following payments on the ESOP loans (see Note 7), which results in the release of shares from the ESOP suspense account.  All contributions are made to the Fidelity Management Trust Company, as Trustee and Plan recordkeeper.  Except for amounts used to make payments on the ESOP loans, contributions are invested according to individual employee direction.  Investment options available at December 31, 2006 were as follows:

1.

NU common share units (NU Common Shares Fund)

2.

A fixed income option with State Street Bank and Trust Company

3.

Fidelity Growth Company Fund

4.

Fidelity Growth and Income Fund

5.

Fidelity Magellan Fund

6.

Fidelity Spartan U.S. Equity Index Fund

7.

Fidelity Low-Priced Stock Fund

8.

Fidelity Mid-Cap Stock Fund

9.

Fidelity Freedom Income Fund

10.

Fidelity Freedom 2000 Fund

11.

Fidelity Freedom 2010 Fund

12.

Fidelity Freedom 2020 Fund

13.

Fidelity Freedom 2030 Fund

14.

Fidelity Freedom 2040 Fund

15.

Fidelity International Discovery Fund

16.

A self-directed Brokerage Link account

17.

Frank Russell Global Balanced Fund

18.

Frank Russell Small Cap Fund

19.

Morgan Stanley International Equity Fund

20.

Morgan Stanley Emerging Markets Portfolio

21.

Lord Abbett Developing Growth Fund

22.

Lord Abbett High Yield Fund - Class Y (1)

23.

Lord Abbett Mid-Cap Value Fund

24.

Hartford Dividend and Growth HLS Fund

25.

Fidelity and PIMCO Intermediate Bond Fund

(1)  Effective June 28, 2007, this fund will no longer be offered as an investment option.

In addition to NUSCO, the plan sponsor, active participating companies of the Plan (the "Employers") at December 31, 2006 were as follows:

1.

The Connecticut Light and Power Company

2.

Public Service Company of New Hampshire

3.

Western Massachusetts Electric Company

4.

Yankee Gas Services Company

5.

Select Energy, Inc.

At December 31, 2006, NU has exited substantially all of the competitive businesses.  As a result of exiting these businesses, the number of active participating companies of the Plan has been significantly reduced since December 31, 2005.

ESOP Trust - Effective on March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares.  The Plan acquired approximately 7.6 million NU common shares (ESOP I Shares for the ESOP Trust) from NU using the proceeds from a $175 million loan from NU, and approximately 3.2 million additional NU common shares (ESOP II Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU (see Note 7).  Two-thirds of the employer matching contributions to participants are used to make payments on the loans from NU, permitting the allocation of ESOP shares to those participants’ accounts in lieu of cash employer matching contributions.  Before 2007, unless at least 55 years of age with at least 5 years of Plan service, participants could not direct the reinvestment of these shares except as required to meet IRC requirements or for purposes of an in-service withdrawal.  As of January 1, 2007, in place of the age 55 years and 5 years of Plan service requirements, participants with at least 3 years of vesting service (regardless of age) may direct the reinvestment of ESOP shares to other Plan investments.

TRAESOP/PAYSOP - On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the Northeast Utilities Service Company Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") and the Northeast Utilities Service Company Payroll-Based Employee Stock Ownership Plan ("PAYSOP"), which were two ESOPs for which the applicable tax credits had expired.  Participants’ accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), used to make payments on ESOP loans or used to purchase NU common shares in the open market for the accounts of participants under the Plan.  As dividends are used to make payments on either of the ESOP loans, ESOP shares are released for allocation to participants’ accounts.  Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.  The dividends received on the unallocated ESOP shares are used to pay the principal and/or interest on the loan from NU.

Contributions

Employee and Matching Contributions:  Under the Plan, active participants may contribute up to 25 percent of annual pre-tax compensation, as defined in the Plan document.  In addition, the participant may elect to make after-tax contributions to the Plan which, when combined with pre-tax contributions, may not exceed 25 percent of pre-tax compensation.  Pre-tax and after-tax contributions are subject to certain limitations.  In 2006, non-bargaining and certain bargaining unit employees also may make Roth 401(k) after-tax contributions to the Plan.  Also beginning in 2006, nonbargaining unit employees hired after December 31, 2005, and certain bargaining unit employees, who have not enrolled in the Plan or who have not elected a zero contribution rate within 60 days from their date of hire, automatically are enrolled in the Plan at a contribution rate of three percent of pre-tax eligible earnings, subject to their modification at any time.

The pre-tax and after-tax contributions are invested by the Trustee, as directed by each participant, in one or more investment funds, including the NU Common Shares Fund.  The Company matches 100 percent of the first 3 percent of a participant’s plan compensation contributed on a pre-tax basis for each bargaining and non-bargaining unit employee with at least six months of service (two-thirds of Company matching contributions is in the form of allocated ESOP shares) while employees with less than six months of service receive no company match.  For 2006, the maximum pre-tax employee contribution is the lesser of $15,000 or 25 percent of a participant’s plan compensation.  For individuals who are age 50 or older during the 2006 calendar year who have made the maximum allowable contribution of $15,000, a catch-up contribution of an additional $5,000 could be made.  In addition, for certain employers, the Company may make discretionary contributions to the Plan.

K-Vantage Contributions:  Effective on January 1, 2006, the Plan was amended to provide an enhanced defined contribution feature (called K-Vantage) for non-bargaining unit employees newly hired (and certain rehired) after December 31, 2005 and certain bargaining unit employees effective January 1, 2007 subject to bargaining agreements.  Employees hired before January 1, 2006 who elected to participate in K-Vantage instead of continuing active participation in the NUSCO Retirement Plan became eligible for K-Vantage contributions on January 1, 2007.

The K-Vantage contribution, made on a payroll basis, is age and service based and is the amount of the participant’s Plan compensation (as defined in the Plan amendment) multiplied by the applicable percentage, according to the following formula:

Sum of Age and Service Years	Company Contribution
Less than 40 years	2.5% of Plan compensation
40 years or more but less than 60 years	4.5% of Plan compensation
60 years or more	6.5% of Plan compensation

Vesting - A participant is fully vested in his or her own contributions immediately upon making the contribution.  Effective on April 1, 2000, participants were fully vested with respect to employer matching contributions plus actual earnings thereon.

Effective on January 1, 2006, participants who are eligible for K-Vantage vest in K-Vantage contributions after 5 years of Plan service through December 31, 2006 plus actual earnings thereon.  For participants who have service on or after January 1, 2007, K-Vantage contributions are vested after 3 years of Plan service plus actual earnings thereon.  Upon a termination of the Plan, death or disability of the participant, or upon the complete discontinuance of contributions under the Plan, all affected participants will become vested in the employer contributions in their accounts.

Forfeitures - As of December 31, 2006 and 2005, investments in the fixed income option include $6,422 and $5,543, respectively, of forfeitures that may be used to offset future Company contributions to the Plan.  These forfeitures resulted from participants who left the Plan prior to the April 1, 2000 amendment which eliminated a vesting requirement and from participants who left the Plan prior to being vested in the new K-Vantage feature (see Vesting above for further detail).

Benefits - Following termination or retirement, the participant has several options:  participants may defer receipt of their monies up to the time they attain age 70 ½ if their account balance is greater than $1,000 (see Note 9); they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or individual retirement account; they can request a lump sum disbursement, or they can receive installment payments.  Participants may take partial distributions under certain circumstances.  In-service withdrawals and loans are permitted if certain criteria are met.

The Plan had no participant benefits payable as of December 31, 2006 or 2005.

Participant Accounts - Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income.  Allocations of income are determined at the participant account level.

Participant Loans - Subject to certain limitations, participants may apply for loans from their non-ESOP account balances.  Interest on the loan is set at the prime rate plus 1 percent at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 15 years (for a primary residence loan).

Voluntary Compliance Resolution – In August of 2004, the Company filed an application for a compliance statement from the Internal Revenue Service ("IRS") under the Voluntary Compliance Resolution program ("VCR").  A compliance statement was sought with respect to two operational failures. By letter dated August 15, 2005, the Company was informed by the IRS that their application for a compliance statement was accepted with respect to the two items and that the Plan was not subject to disqualification as a result of these items.  Corrections have been made in accordance with the compliance statement.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  Certain reclassifications of prior period data included in the accompanying financial statements have been made to conform with the current years' presentation.  These reclassifications related to the adoption of new accounting guidance in 2006, as described below.  The accompanying statement of net assets available for benefits as of December 31, 2005 presents the investment contracts held by insurance company at fair value with an additional line item showing an adjustment from fair value to contract value.  The Plan previously presented the investment contracts held by insurance company at contract value.  The following is a summary of the significant accounting policies used:

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Adoption of New Accounting Guidance in 2006 - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and Statement of Position (SOP) 94-1-1, "Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP").  As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.  The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investments - The investments in NU Common Shares Fund and the self-directed Brokerage Link account are carried at fair value based on the closing market price on the New York Stock Exchange.  Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the NU Common Shares Fund were $44.31 and $31.18 on December 31, 2006 and 2005, respectively.  The fair value of shares held in each of the following investments is based on the closing market price at December 31, 2006 and 2005:

1.

Fidelity Growth Company Fund

2.

Fidelity Growth and Income Fund

3.

Fidelity Magellan Fund

4.

Fidelity Spartan U.S. Equity Index Fund

5.

Fidelity Low-Priced Stock Fund

6.

Fidelity Mid-Cap Stock Fund

7.

Fidelity Freedom Income Fund

8.

Fidelity Freedom 2000 Fund

9.

Fidelity Freedom 2010 Fund

10.

Fidelity Freedom 2020 Fund

11.

Fidelity Freedom 2030 Fund

12.

Fidelity Freedom 2040 Fund

13.

Fidelity International Discovery Fund

14.

Frank Russell Global Balanced Fund

15.

Frank Russell Small Cap Fund

16.

Morgan Stanley International Equity Fund

17.

Morgan Stanley Emerging Markets Portfolio

18.

Lord Abbett Developing Growth Fund

19.

Lord Abbett High Yield Fund - Class Y

20.

Lord Abbett Mid-Cap Value Fund

21.

Hartford Dividend and Growth HLS Fund

22.

Fidelity and PIMCO Intermediate Bond Fund

The contract with State Street Bank and Trust Company is valued at contract value, as described below under Fair Value of Financial Instruments and presented at fair value on the accompanying statements of net assets available for benefits with an additional line item showing an adjustment from fair value to contract value.

The accompanying statements of changes in net assets available for benefits present the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.  Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.  Purchases and sales of securities are recorded as of the trade date.

The Plan invests in various securities including mutual funds, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments - The fair value of the notes payable at December 31, 2006 and 2005 was $42.5 million and $51.4 million, respectively.

Effective on April 30, 1996, the Plan replaced the group annuity contracts that had constituted the fixed income fund with a managed synthetic investment contract, or "wrapper" contract.  This contract (issued by Aetna Life Insurance Company; contract MCA-14593 in 1996 and transferred on April 1, 2002 to State Street Bank and Trust Company; contract 102014) is comprised of a mixture of government and non-government bonds, managed to the Lehman Brothers Aggregate Bond Index, which are placed in a trust (with ownership by the Plan) rather than a separate account of the issuer.  The wrapper is fully benefit-responsive and provides that participants can, and must, execute plan transactions at contract value, and insures the underlying assets at contract value.  At December 31, 2006 and 2005, the wrapper contract had a fair value and contract value of zero.  The fair value of the underlying assets at December 31, 2006 and 2005 were $414,061,093 and $397,194,666, respectively.  There are no reserves against contract value for credit risk of the contract issuance or otherwise.  These assets are managed by PIMCO and Fidelity Investment Management Company and had a contract value of $404,483,515 and $384,113,660, respectively.  The fixed income fund produced an average yield of 5.50 percent for both the years ended December 31, 2006 and 2005.  The crediting interest rate of the fixed income fund was 5.50 percent at both December 31, 2006 and 2005 and is determined semi-annually by State Street Bank and Trust Company based on current market yields at the time the rate is determined, adjusted for previous gains or losses of the fund.

3.

INVESTMENTS

The fair value of individual investments representing 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, were as follows:

	2006	2005

State Street Bank and Trust Company Contract; 102014	$414,061,093	$397,194,666
NU Common Shares (Including the NU
Common Shares Fund)	231,735,099	181,256,310
Fidelity Growth Company Fund	122,826,957	128,318,054
Fidelity Growth and Income Fund	112,104,172	115,802,831
Fidelity Magellan Fund	73,201,621	78,248,948
Fidelity Spartan U.S. Equity Index Fund	56,923,781	53,378,755

During 2006, the Plan’s investments appreciated in fair value as follows:

	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Year ended December 31, 2006 fair value as
determined by quoted market value:
Fixed income	$-	$414,061,093
NU Common shares (including the NU Common Shares Fund)	72,612,140	231,735,099
Brokerage Link	456,304	5,966,504
Mutual funds	5,129,470	544,024,843
Intermediate Bond Fund	41,491	1,042,536
Loans receivable	-	10,249,308
Cash and cash equivalents	-	1,449,293
	$78,239,405	$1,208,528,676

Included in the $6 million fair value of the Brokerage Link investment above are $0.9 million of mutual fund investments and $5.1 million of common share investments at December 31, 2006.

Included in the $1 million fair value of the Intermediate Bond Fund investment above are $0.5 million of mutual fund investments and $0.5 million of interests in common/collective trusts at December 31, 2006.

During 2005, the Plan’s investments appreciated in fair value as follows:

	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Year ended December 31, 2005 fair value as
determined by quoted market value:
Fixed income	$-	$397,194,666
NU Common shares (including the NU Common Shares Fund)	8,047,290	181,256,310
Brokerage Link	109,609	5,367,755
Mutual funds	10,789,077	504,423,243
Loans receivable	-	10,206,286
Cash and cash equivalents	-	1,112,105
	$18,945,976	$1,099,560,365

Included in $5.4 million fair value of the Brokerage Link investment above are $1.4 million of mutual fund investments and $3.9 million of common share investments and $0.1 million of other investments at December 31, 2005.

4.

TERMINATION PROVISION

Although the Company intends to continue the Plan and its contributions to the trust indefinitely, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors.  Upon termination of the Plan or complete discontinuance of contributions hereunder all affected participants shall become vested in their accounts.  In addition, the Plan recordkeeper shall make a final allocation of Company matching contributions and net earnings/(losses) to the participants after payments of all outstanding claims against the Plan have been made.  Thereafter, the participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

5.

ADMINISTRATIVE EXPENSES

The Company pays for all expenses incurred by the administration of the Plan with the exception of:

•

Loan initiation fees and fees associated with the Brokerage Link investment option.  These fees are paid by the participants.

•

All investment-related expenses of the Plan, any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan.

For the years ended December 31, 2006 and 2005, the Company paid $135,863 and $76,759 of administrative expenses on behalf of the Plan.

6.

TAX STATUS

The IRS has determined and informed the Company by a letter dated October 7, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has since been amended.  However, the Plan administrator, the Vice President - Human Resources of NUSCO, and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.

NOTES PAYABLE

The Plan borrowed $175 million and $75 million from NU on December 3, 1991 and March 26, 1992, respectively, pursuant to separate note agreements.  The notes accrue interest at a rate per annum of 8.58 percent and 8.38 percent, respectively, on the outstanding principal amounts.  The Plan used the proceeds from the notes to purchase approximately 10.8 million NU common shares (ESOP I and ESOP II shares) for an ESOP trust under the Plan.  The notes have maturity dates of December 1, 2011 and March 1, 2012, respectively.  The Plan makes principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees.  Total principal payments made from the Plan amounted to $12.3 million and $12 million in 2006 and 2005, respectively.  As of December 31, 2006, the estimated future principal payments under these note agreements are as follows (millions of dollars):

	2007	2008	2009	2010	2011	Thereafter	Total
ESOP I	$7.3	$4.2	$4.2	$4.1	$4.1	$4.1	$28.0
ESOP II	3.0	1.3	1.3	1.3	1.3	1.5	9.7
Total	$10.3	$5.5	$5.5	$5.4	$5.4	$5.6	$37.7

ESOP I and ESOP II shares acquired were pledged and granted to NU as collateral; shares are released from the pledge as they are allocated to Plan participants’ accounts.  For the years ended December 31, 2006 and 2005, total ESOP I shares allocated were 366,417 and 413,121, respectively.  For the years ended December 31, 2006 and 2005, total ESOP II shares allocated were 157,035 and 177,052, respectively.

8.

EXEMPT PARTY-IN-INTEREST

For the years ended December 31, 2006 and 2005, the Plan had investments in 8,230,503 and 9,230,457 common shares of NU (including the NU Common Shares Fund), respectively, with a cost basis of $166.3 million and $186.1 million, respectively.  During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $6.3 million and $6.4 million, respectively.

Certain Plan investments are shares of mutual funds managed by the Trustee.  Therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $43,931 and $28,288 for the years ended December 31, 2006 and 2005, respectively.

The Plan made interest payments to NU on the ESOP I note totaling $2.4 million and $3.2 million for the years ended December 31, 2006 and 2005, respectively.  Interest payments to NU on the ESOP II note totaled $0.8 million and $1.1 million for the years ended December 31, 2006 and 2005, respectively.

9.

PLAN AMENDMENTS

Effective on January 1, 2007, the Plan was amended and restated for the following items:

•

As subject to collective bargaining, the Plan was amended to provide that certain newly hired bargaining unit employees would participate in K-Vantage and certain active bargaining unit participants were allowed to choose K-Vantage instead of continuing active participation in the NUSCO Retirement Plan.

•

A distributee who is neither an alternate payee nor a surviving spouse may make a direct rollover of a Plan distribution to an individual retirement account.

Effective on November 1, 2006, the Plan was amended to allow a participant’s same-sex spouse/life partner who has registered with the Plan administrator to be the automatic beneficiary of the participant.

Effective on April 1, 2006, the Plan was amended to allow non-bargaining unit employees to make contributions on an after-tax basis under the rules that apply to Roth 401(k) contributions.

Effective on January 1, 2006, the Plan was amended and restated for the following items:

•

The new K-Vantage feature was added (see Note 1 for further information).

•

An automatic enrollment feature for non-bargaining unit employees hired after December 31, 2005 was added to the Plan.

•

To include certain technical amendments to comply with regulations under IRC Section 401(k).

•

The Plan was amended to allow terminated employees to defer the distribution of their Plan account as long as the Plan account value is $1,000 or greater.

•

The Plan was amended to grant former employees the right to roll qualified funds into the Plan.

•

The Plan was amended to expand the conditions under which an active participant may receive a pre-tax hardship distribution.

Effective on January 1, 2005, the Plan was amended to restate the definition of "Employee" under the Plan to state that "Non-Benefits Employees" are excluded from Plan participation.  A definition of "Non-Benefits Employee" was added to the Plan.

10.

LEGAL MATTERS

On September 9, 2004, two former employees of a vendor to The Connecticut Light and Power Company, a participating company in the Plan, commenced a putative class action lawsuit in federal court on behalf of themselves and certain other allegedly similarly-situated vendors.  The plaintiffs alleged that, although they were employees of a vendor to the participating company, they were entitled to be treated as common law employees and, thus, sought participation in various Company-sponsored benefit plans, including the Plan, retroactive to 1990.  The Company is investigating the allegations of the complaint but at this time cannot predict the outcome of this lawsuit nor the impact on the Company or its benefit plans.  The Company does not expect the outcome of the allegations of the complaint to have a material adverse impact on the Company or the Plan.

******

FORM 5500 EIN: 06-0810627 Plan No. 005

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

(a)	(b) Identify of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Northeast Utilities	NU Common Shares (Including the NU
		Common Shares Fund), $5 par value	$166,289,957	$231,735,099
	State Street	Investment Contracts	404,483,515	414,061,093
*	Fidelity	Growth Company Fund	98,724,886	122,826,957
*	Fidelity	Growth and Income Fund	120,468,703	112,104,172
*	Fidelity	Magellan Fund	79,949,303	73,201,621
*	Fidelity	Spartan U.S. Equity Index Fund	42,596,094	56,923,781
*	Fidelity	Low-Priced Stock Fund	17,527,943	21,008,962
*	Fidelity	Mid-Cap Stock Fund	12,738,062	14,252,861
*	Fidelity	Freedom Income Fund	976,349	1,006,849
*	Fidelity	Freedom 2000 Fund	758,170	786,426
*	Fidelity	Freedom 2010 Fund	4,713,696	5,056,616
*	Fidelity	Freedom 2020 Fund	8,140,960	9,047,037
*	Fidelity	Freedom 2030 Fund	3,160,276	3,482,030
*	Fidelity	Freedom 2040 Fund	1,921,193	2,104,352
*	Fidelity	International Discovery Fund	10,533,874	11,278,590
*	Plan Participants	Brokerage Link	5,243,216	5,966,504
	Frank Russell	Global Balanced Fund	12,448,963	17,023,375
	Frank Russell	Small Cap Fund	3,773,258	4,701,493
	Morgan Stanley	International Equity Fund	33,153,904	34,432,098
	Morgan Stanley	Emerging Markets Portfolio	21,247,993	23,864,226
	Lord Abbett	Developing Growth Fund	5,348,021	5,527,304
	Lord Abbett	High Yield Fund	3,773,893	3,836,346
	Lord Abbett	Mid-Cap Value Fund	12,330,923	12,815,135
	Hartford	Dividend and Growth HLS Fund	8,145,074	8,744,612
	Fidelity and PIMCO	Intermediate Bond Fund	1,002,186	1,042,536
*	Plan Participants	Loans to Participants **	10,249,308	10,249,308
*	Northeast Utilities	Cash and cash equivalents	1,449,293	1,449,293

			$1,091,149,013	$1,208,528,676

*	Indicates party-in-interest.
**	The participant loans have interest rates ranging from 5.00 percent to 10.50 percent with maturity dates ranging from January 7, 2007 to November 14, 2021.